CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO 17 C.F.R. 200.83 AND THIS LETTER OMITS INFORMATION INCLUDED IN THE UNREDACTED VERSION OF THIS LETTER THAT WAS DELIVERED TO THE DIVISION OF CORPORATION FINANCE OF THE SECURITIES AND EXCHANGE COMMISSION AND SUCH OMISSIONS ARE DENOTED BY AN ASTERIX.

May 18, 2006

Ms. Nili Shah

Accounting Branch Chief, Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 7010

Washington, DC 20549-7010

Dear Ms. Shah:

Re:

Moog Inc.

Form 10-K for the Fiscal Year Ended September 24, 2005

Filed December 7, 2005

File No. 1-05129

This letter is in response to the comments received by Moog Inc. (“Moog”) from the Staff of the Securities and Exchange Commission (the “Commission”) by letter dated April 6, 2006, relating to the above-referenced Annual Report on Form 10-K, File No. 1-05129 (the “Annual Report”).  The numbering of the paragraphs below corresponds to the numbering of the comments, which for your convenience, we have incorporated into this response letter.

Comment 1: Note 1 - Summary of Significant Accounting Policies, page 59

You state in your response to prior comment 1 that you account for design and development efforts necessary as part of long-term contracts in accordance with SOP 81-1.   Since that SOP offers differing treatment depending upon the nature of the costs, please be more specific in your response to us, and describe the costs and their treatment with direct reference to paragraph 73-75 of SOP 81-1.

In addition, your proposed accounting policy could be clarified.  It appears to a reader that you may capitalize and expense costs under SOP 81-1.  We also assume that some of your costs related to long-term supply contracts are accounted for in accordance with SOP 81-1, which would render the last paragraph/sentence of your policy incomplete.

We assume that any and all R&D not associated with a contract is expensed when actually incurred.  Please provide us with a more comprehensive response, providing a more clear policy disclosure, addressing the above clarifications and the following:

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R&D accounted for under 81-1 prior to the award of contract;

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R&D accounted for under 81-1 after award of contract;

Finally, please provide more comprehensive analysis in support for any deferral of R&D costs considering the guidance in both Issue 1 of EITF 99-5 and paragraph 73-75 of SOP 81-1.

Response:

We design and manufacture high performance, precision motion and fluid controls and control systems for a broad range of applications in aerospace, defense and industrial markets.  Our efforts to design and manufacture such controls are often covered by contractual arrangements that are accounted for as long-term contracts.  We account for any contractually obligated design and development efforts as contract costs in accordance with paragraphs 69-72 of SOP 81-1.  Accordingly, we expense these costs as incurred and classify them as cost of sales.  We recognize revenue on these contracts in accordance with our revenue recognition policy.

We also incur pre-contract costs, such as those discussed in paragraphs 73-75 of SOP 81-1.  The most typical pre-contract costs that we incur are bid and proposal costs when competing for contracts that have not yet been awarded.  These costs are expensed as incurred and are classified as selling, general and administrative expenses.  For any purchases of long-lived assets such as production equipment for which it is probable that we will use in connection with existing or anticipated manufacturing activity, we capitalize these costs in property, plant and equipment.

Finally, we incur independent research and development costs in order to broaden our technical knowledge and product offering so that we may effectively compete in the markets we serve.  These costs are expensed as incurred and are included in research and development.

In summary, we expense all independent research and development costs as incurred.  Contractually obligated design and development costs are included in cost of sales.

In future filings, we will summarize our policy related to research and development in a separate section within our summary of significant accounting policies as follows:

Research and Development:  Research and development costs are expensed as incurred and include salaries, benefits, consultants, material costs and depreciation.

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We believe this suggested policy disclosure is clear, concise and accurate.  Upon further reflection, we believe that this more concise policy disclosure when compared with our previously suggested language as included in our letter to you dated March 28, 2006, is clearer and more consistent with similar disclosures of other comparable registrants.  We believe that addressing our accounting for research and development costs prior to or after a contract award, as you have suggested, only adds to a financial statement reader’s confusion.  As we’ve already discussed above, independent research and development is expensed as incurred while design and development costs incurred as part of a contractual obligation are accounted for in accordance with SOP 81-1.  Our present disclosures regarding revenue recognition in the policy note in our financial statements already describe our accounting policy in accordance with SOP 81-1 including the nature of costs that are associated with our contracts.  Accordingly, we believe that by including the above additional note about research and development costs in future filings results is a clear, concise, complete and unambiguous disclosure with respect to our accounting for research and development costs.

Comment 2: Note 15 - Segments, page 69 - Reporting Units FAS 142

As previously noted on page 47 you state that your operating segments are your reporting units for purposes of assessing goodwill impairment because the components have similarities and the components do not qualify as businesses.  Therefore we assume that you have some reporting units below the operating segment, however they are aggregated in accordance with paragraph 30.  Please provide us with a list of those reporting units and a description.

Please provide us with a report showing the revenues and operating income of each of your reporting units for each year presented.  Provide comprehensive support for the aggregation of your reporting units for purposed of assessing goodwill impairment.

Response:

Background

In order to understand our current reporting structure and how some of our financial reports relate to that structure, it may be helpful to understand the historical development of our organization.

The evolution of our two aerospace segments, the Aircraft Controls segment and the Space and Defense Controls segment, is pretty straightforward.  The core of the Company has always been in the aerospace business.  In the early 1980’s, the aerospace operations were divided into Aircraft Controls and Space and Defense Controls in order to most effectively support our customers in these unique markets.  We have retained this structure through today.

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The evolution of our Industrial Controls segment is a little less straightforward.  In the early 1960’s, the leaders of our Company adapted the designs for our aerospace servovalve product for use in industrial systems.  They traveled to all the machinery manufacturers in the U.S. offering this new technology and got a lukewarm response.  In 1965, they decided to take the technology to the European market.  They felt it could not be adequately represented by distributors or agents so the Company began forming wholly-owned subsidiaries in the major industrial centers in Europe.  In the mid-1960’s, the Europeans were still quite nationalistic.   The Germans wanted to buy products made in Germany, the French wanted to buy products made in France, and so Moog established foreign subsidiaries.  Their charter was to take the portfolio of Moog products, tailor them to the local market, manufacture products locally and develop the business in that fashion in each country.  In 1970, this concept was taken to Asia with the founding of our Japanese subsidiary.  During the 1970’s and the early 1980’s, Bill Moog, the Company’s founder and Chief Executive Officer, along with the Manager of the International operations, managed each of these companies as independent operating entities.

In 1988, Bill Moog departed the Company and, shortly thereafter, the Manager of the International operations left as well. By this time, the global industrial market was behaving quite differently.  The Germans, the French, all the other Europeans, and the Asians, as well, were no longer concerned about where products were made.  Cost and performance had become the predominant issues.  In recognition of this fact, our Chief Executive Officer and his management team have, over the years, transformed what was a collection of independent operating entities into one industrial operating unit that has a global product line, and has a management structure that produces and markets that product line all over the world including the U.S.  No product is manufactured in more than one location.  Each major product line is the responsibility of a particular center of excellence, which may be in Germany, Italy, the U.K., the U.S., Japan or elsewhere.  This operating segment, Industrial Controls, is managed by Steve Huckvale.  Although there are income statements developed for each of our international entities for local statutory reporting purposes, the management focus in our Industrial Controls segment is on product line profitability on a global basis.  It is our intention to make the most effective use of all of our resources regardless of what country they are in.  We want our entire industrial organization to work as one team.  Steve does not focus on profit and loss results of the statutory companies.  Quite the contrary, we have a very explicit, one-company philosophy, which is underscored by the fact that management bonuses are paid as a function of overall Company results.  There is no incentive or bonus payment related to any of our statutory companies.  Attachment A includes two memos written by Steve (and one by Steve’s International Group Financial Manager) that emphasize the importance of focusing our global business on our markets.

As described in further detail below and in Attachment C, there is an insignificant difference between the results reported in our SEC filings for our Industrial Controls segment and the results reported in our financials for the International Group.  We have a small aerospace company in the U.K. and a small defense controls product organization in Germany that, for administrative purposes, reside organizationally in the International Group.  These two international product lines, however, take their strategic direction from their counterparts in the Aircraft Group and Space and Defense Group.  Accordingly, we include the results of those two international product lines in the Aircraft Controls and Space and Defense Controls segments,

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respectively, and the product results we report as our Industrial Controls segment are the results achieved by the International Group less the contribution of those two non-industrial product lines.

Specific Response to Comment 2

As described in our previous response to comment 3, we are organized into four operating segments, Aircraft Controls, Space and Defense Controls, Industrial Controls and Components.  The components of our operating segments, which are one level below our operating segments, are domestic operations and statutory entities.  Discrete financial information is available for these components.

A list of these components and descriptions for each is included as Attachment B.  External sales and operating profit for each of these components for FY 2005, FY 2004 and FY 2003 is included as Attachment C.

None of the components, however, meets the definition of a reporting unit as these components are not businesses as defined in EITF 98-3.  These components are not self-sustaining operations.  They do not contain the necessary inputs, processes and outputs of a business.  We do not believe it is possible for any of our components to continue normal operations and sustain a revenue stream without a significant investment of time and money in order to implement the missing inputs, processes and outputs.  Our conclusion for each component is based on a combination of the key factors listed below.

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Our management is structured into four operating groups.  These teams provide strategic and operations management to our four segments.  These management groups are responsible for the segments as a whole.  Performance is measured as a function of how the components all work together as a group to achieve that group’s objectives, rather than focusing on each component’s results by itself.

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Our sales staff, customer relationships and distribution network are developed at a level higher than components.  Individual components do not have adequate structures in place to effectively market their products.

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Certain of our components are designated as centers of excellence to manufacture products for markets within Industrial Controls.  No product is manufactured in more than one component.  Components that benefit from these centers of excellence do not have related engineering or manufacturing capabilities.  Substantial amounts of time and effort would be necessary to build up such capabilities at certain sites.

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Many of our components rely on other components as sources for materials.  Without these inputs, alternate sources of supply would need to be developed.  This may take a substantial amount of time where these materials need to be qualified.  We have significant levels of intercompany activities.

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We have three primary ERP (Enterprise Resource Planning), or IT (Information Technology), systems, one primarily used by the Aircraft Group, Space and Defense Group and domestic industrial division, another for our Components Group and the other for the International Group.  Each of these systems is fully integrated and contains modules for procurement, manufacturing, sales, cost accumulation and accounting.  A component would incur substantial costs to replace such a system if that component were to be removed from the group.

•

Centralized services, such as human resources, information technology, accounting, procurement and quality control, are generally organized and managed by operating groups.  While individual components may have these services at their sites, group level management generally directs these support services.

Our components rely on other components for the inputs, processes and outputs necessary in a self-sustaining business.  These components are tightly integrated.  Attachment B describes our components and the integration between our manufacturing and sales, repair and assembly facilities.

Segment management’s principal focus is on sales and profitability of the whole segment.  Within each of our segments, our management is primarily structured by product line or market, and is secondarily managed by entity or site to address administrative matters related to specific entities or sites.  Attachment D contains organizational charts for our Aircraft Group, Space and Defense Group, International Group and Components.  These product lines or markets do not qualify as businesses either.  Necessary business systems and processes do not exist in support of individual product lines or markets.  These product lines or markets cannot be simply lifted out of our organization and function by themselves, even with the addition of a few peripheral systems.

Since these components are not reporting units, our reporting units are our operating segments and aggregation criteria are not applicable.

As part of our acquisition strategy, we take advantage of our ability to integrate the acquired company in order to reduce duplication and the ability to leverage our existing organizational structure.  In general, our acquisitions are deeply integrated into other operations and cease to function as separate businesses.  For certain acquisitions, we maintain discrete financial information only as required to complete our statutory reporting requirements.  When we are not subject to such additional reporting requirements, we do not maintain discrete financial information.  Attachment E lists the acquisitions we have completed since 2000 and the availability of discrete financial information for those acquired companies.  In nearly every situation, the acquired businesses are integrated such that separate financial reporting is not available unless it is required for statutory reporting purposes.

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In April 2006, we acquired Curlin Medical, which will be operated as part of Industrial Controls due to the management reporting structure we have established.  This acquisition helps us enhance our position in the medical devices market, which we previously participated in only within Components.  We do not plan for the Curlin acquisition to be integrated into or managed in any way by our Components management.  This acquisition is unique in that it will be a component under Industrial Controls that will be a business, as it will maintain its own business systems, have its own distribution channel and operate mostly independently from our other sites.  Discrete financial information will be available and reviewed by Industrial Controls segment management.  Therefore, the Curlin acquisition will be a separate reporting unit for which we will test goodwill for impairment.  While this occurred subsequent to the periods covered by your review and comment letter, this will cause a change in our reporting units for goodwill impairment testing this year.

In future filings, we will clarify the level at which we test for goodwill impairment in our critical accounting policies by replacing the second paragraph of our current disclosure as found on page 47 of our Annual Report as follows:

We test goodwill for impairment at the reporting unit level.  With one exception, our reporting units are our operating segments, which are also our reporting segments.  We use our operating segments as our reporting units, as opposed to using one level below the operating segments, because the components of our operating segments are not businesses themselves.  One business, our recent Curlin Medical acquisition, is operated and reported within Industrial Controls.  This operation is a business for which discrete financial information is available and segment management regularly reviews its operating results.  Therefore, the Curlin Medical business qualifies as a separate reporting unit and we test goodwill for impairment separately for this business.

Comment 3: Note 15 - Segments, page 69 - Segment Reporting FAS 131

We note that your reportable segments are your operating segments.  In order for us to better understand this conclusion, please provide us with any financial operational reports (in their entirety) provided to the Chief Executive Officer.  Provide an example(s) of a recent month and year-to-date for FY 2005, 2004 and 2003.

Response:

Enclosed in Exhibit 1 are the financial operational reports provided to the Chief Executive Officer for the periods requested.  Each of these reports is provided to our CEO on a quarterly basis.  For the second quarter of FY 2006 and the fourth quarters of FY 2005, FY 2004 and FY 2003 (except FY 2003 for Moog Components Group, which we acquired at the beginning of FY 2004), you will find the following reports:

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Quarterly Analysis - Moog “Green Book”

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Quarterly Business Review - Moog Aircraft Group

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Quarterly Business Review - Moog Space and Defense Group

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Quarterly Business Review - Moog International Group

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Quarterly Business Review - Moog Components Group

Quarterly Analysis – Moog “Green Book”

Corporate Accounting prepares the Green Book on a quarterly basis.  The Green Book contains consolidated and consolidating financial statements and schedules.  Green Book topics include the income statement, sales and profitability, the balance sheet and capitalization.  The Green Book is distributed to the Chief Executive Officer, Chief Financial Officer, Controller, Treasurer, Investor Relations and Corporate Accounting.

The Chief Executive Officer focuses primarily on two Green Book schedules: (a) Segment Sales and Operating Profit and (b) Sales by Program / Market.  He obtains preliminary versions of these schedules as operating groups are reporting results into corporate accounting to begin assessing performance.  By the time the Green Book is issued, the Chief Executive Officer has already identified the major themes of the quarter’s financial reporting and has prepared his remarks for the earnings press release and conference call.

The Chief Financial Officer also uses Green Book schedules, focusing on the balance sheet and capitalization, to prepare his conference call remarks.

The Green Book is largely a compilation of financial information that Corporate Accounting uses to analyze and verify completeness of the reported results.  Corporate Accounting consolidates our financial statements by legal entities.

In addition, Treasury personnel use information such as our loan covenant schedules from our Green Book as part of a required package for our bank credit facility group.

Quarterly Business Reviews

During the quarterly financial closing process, each operating group conducts a business review meeting with corporate management.  Each operating group makes a presentation and distributes Quarterly Business Review materials.  Topics covered in these meetings include financial and operational information.

Financial information is briefly discussed and includes:

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Preliminary financial results for the quarter, including segment sales and operating profit, sales by program or market, and significant issues that affect financial results,

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Comparison of financial results to budget and/or prior quarter actual results and

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Forecasted financial results.

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Additional financial information is provided in some of the materials.  However, since our chief operating decision maker does not focus on this information, no time is spent discussing this information in these meetings.

Operational information, which is the focus of our chief operating decision maker, is discussed at length and includes:

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Significant recent events, such as significant bookings, loss of a customer or manufacturing issues,

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Identification of risks and opportunities,

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Status updates on significant long-term contracts,

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Current market conditions and

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Update on any legal issues.

Senior operating group managers, including the General Manager, Finance Manager and Product Line Managers, make the presentations.  Corporate managers present at these reviews include the Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Vice President of Contracts and Pricing, Vice President of Strategy and Technology, Controller, Tax Director and Director of Financial Planning and Analysis.

Confidential Treatment Request

Moog hereby requests, pursuant to 17 C.F.R. § 200.83, that certain provisions of this letter, where indicted as “Specified Information,” be maintained in confidence, not be made part of any public record and not be disclosed to any person as it contains confidential information. In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that Moog may, if deemed necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone Robert R. Banta, Chief Financial Officer of Moog at (716) 687-7878 rather than rely upon the United States Mail for such notice. The address for Mr. Banta is Moog Inc., Jamison Road, East Aurora, New York, 14052.

Request for Return of Specified Information

Moog also hereby requests that the enclosed Specified Information be returned to Moog pursuant to Rule 12b-4 promulgated under the Securities and Exchange Act of 1934 and Rule 418 promulgated under the Securities Act of 1933.  This request is being made at the time the Specified Information is being furnished to the Staff, the return of the Specified Information is consistent with the protection of investors, the return of the Specified Information is consistent with the provisions of the Freedom of Information Act and the Specified Information has not been filed in electronic format.

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The Specified Information, although significant to Moog, is not material to an investor’s understanding of Moog’s business. Any portions of the Specified Information that may be material to an investor’s understanding are disclosed in Moog’s filings with the Commission.  Moreover, Moog believes that disclosure of the Specified Information would be detrimental to the interests of both its present and potential securityholders, since, as described below, such disclosures could place Moog at a competitive disadvantage.

Moog believes that the Specified Information is entitled to be withheld from public availability under the Freedom of Information Act (“FOIA”) pursuant to an exemption thereunder for trade secrets and commercial and financial information, 5 U.S.C. § 552(b)(4) (“FOIA Exemption Four”).  The Specified Information comes under FOIA Exemption Four because, as discussed below, it (i) is commercial and/or financial in nature, (ii) will, if disclosed, have been disclosed by a person and (iii) will, if disclosed, likely cause substantial harm to Moog’s competitive position.  See National Parks & Conservation Ass’n v. Morton, 498 F.2d 765 (D.C. Cir. 1974).

All of the Specified Information is clearly commercial and/or financial information within the ordinary meanings of such terms.  The Specified Information, if disclosed, would be obtained from Moog, a corporation.  A corporation is a “person” for purposes of FOIA Exemption Four.  5 U.S.C. § 551(2).

Public disclosure of the Specified Information would result in substantial competitive harm to Moog.  The Specified Information contains financial information used to compile Moog’s financial statements, information concerning Moog’s strategic analysis and planning and information concerning Moog’s market analysis.  Disclosure of the Specified Information would undermine Moog’s ability to maintain its competitive advantages as its competitors could use such information to unfair advantage.  Moreover, Moog would be at a competitive disadvantage because it does not have access to financial information used to compile its competitors’ financial statements, information concerning its competitors’ strategic analysis and planning and information concerning its competitors’ market analysis.

In the event that Moog’s request that the Specified Information be returned pursuant to Rule 12b-4 promulgated under the Securities and Exchange Act of 1934 and Rule 418 promulgated under the Securities Act of 1933 is denied, Moog hereby requests pursuant to 17 C.F.R. § 200.83, that the Specified Information be maintained in confidence, not be made part of any public record and not be disclosed to any person as it contains confidential information.  In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect the Specified Information, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that Moog may, if deemed necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone Robert R. Banta, Chief Financial Officer of Moog at (716) 687-7878 rather than rely upon the United States Mail for such notice. The address for Mr. Banta is Moog Inc., Jamison Road, East Aurora, New York, 14052.

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Please contact me at (716) 687-7878, if you have any questions regarding the responses to the Staff’s comment letter.

Sincerely,

/s/ Robert R. Banta

Robert R. Banta

Executive Vice President

Chief Financial Officer

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International Group Organizational Memos  Attachment A

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Description of Components  Attachment B

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Revenues and Operating Profit by Components  Attachment C

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Organizational Charts  Attachment D

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Summary of Acquisitions Since 2000 Attachment E

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